Mail Stop 3561

September 2, 2009

<u>Via Fax & U.S. Mail</u>

Kimberly Tharp
Chief Financial Officer
Florida Gaming Corporation
2669 Charlestown Rd, Suite D
New Albany, IN 47150

> **Re:** **Florida Gaming Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed December 31, 2008**
> **File No. 000-09099**

Dear Ms. Tharp:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Management's Discussion and Analysis, page 14

1.   Reference is made your discussion on page 14 regarding a note payable in the amount of $833,333. According to your disclosures, you agreed to make certain infrastructure improvements required by Dade County in fiscal 2005 totaling $1,333,333, of which an initial payment of $500,000 was made by the Company with the remaining portion paid by two pari-mutuel facilities on behalf of the Company. As a result, you issued a note payable of $833,333 to the two pari-mutuel facilities for which you indicate the Company's obligation to repay such note payable was contingent upon the passage of the gaming question. We note that upon passage in fiscal 2008, you recorded the liability of $833,333 concurrent with a charge to expense. In this regard, it is unclear to us what, if any, amounts were recorded within your financial statements at the time you issued the notes payable in 2005. Please advise, and if no liability was recognized at that time, please explain why.

2.   Further, please explain why management believes it was appropriate to recognize a charge to expense for the $833,333 liability in fiscal 2008 rather than in fiscal 2005. As part of your response, please provide us the nature and significant terms of the infrastructure improvements mandated by the county in connection with the referendum in 2005, including whether such prepayments are refundable.

3.   Also, please clarify why the two pari-mutuel facilities were willing to agree to repayment terms that were contingent upon the passage of the gaming question (in light of its uncertainty at the time) and whether any interest was accrued for periods prior to the passage of gaming question. If no interest was accrued, please explain why.

Summary Compensation Table, page 24
Item 12. Security Ownership of Certain Beneficial Owners and Management, page 27

4.   We note from the disclosures on pages 24 and 27 that two of the Company's officers and Freedom Financial Corporation transferred options, warrants and shares of common and preferred stock to Freedom Holding Inc. in March 2008. We also note from the disclosure on page 27 that Freedom Holding Inc. is a principal shareholder of the Company, owning approximately 46% of its common shares. Please tell us and explain in the notes to the Company's financial statements in future filings, the reasons for this transfer and explain

what if any accounting recognition was made by the Company for this transfer of options, warrants and other equity interests. Please note that if the transfer by the Company's officers was made to compensate Freedom Holding for services provided, we would expect an expense to be reflected in the Company's financial statements. Alternatively, it may be more appropriately accounted for as a dividend recognized at the fair value of the options, warrants and other equity securities transferred at the date of transfer. Refer to the guidance outlined in SAB Topic 5:T. We may have further comment upon receipt of your response.

Note A. Summary of Significant Accounting Policies, page 40
Revenue Recognition, page 41

5.   We note the disclosure indicating that revenues from the Company's real estate operations are recognized with the execution of a binding contract to sell unless the down payment is insufficient to accrue the revenue. Please explain in detail why you believe revenue recognition is appropriate at the time of the execution of a binding contract, rather than at closing. Your response should explain in detail why you believe this treatment is appropriate and in accordance with the guidance outlined in paragraphs 5 and 6 of SFAS No.66.

Note C. Stock Options and Warrants, page 49

6.   Based upon your disclosures on page 13 and in the notes to the consolidated financial statements, it appears that the exercise price of the Company's various stock option plans is based on the fair value of the Company's common stock on a trading date prior to the grant date. For example, we note that you granted options on July 10, 2006 but it appears that you used the fair value of your common stock on July 7, 2006 (the most recent trading day prior to July 10, 2006). In this regard, please tell us and clarify for us whether you use the fair value of your common stock on the date of grant or as of a date prior to the date of grant in determining the fair value of your stock options and warrants. If you use the fair value of your common stock as of a date prior to the date of grant, please tell us how your accounting treatment complies with SFAS No. 123(r) and EITF 96-18. If the differences have been immaterial, please specifically state so in future filings.

7.   Based on our review of Note C, it appears that certain disclosures required by SFAS No.123R have not been provided with respect to the Company's stock options and warrants. For example, we note that the disclosures outlined in paragraph A240(b)(2), (c) and (d) are not included in Note C. In future filings, please revise Note C to include all of the disclosures outlined in

paragraph A240 of SFAS No.123R with respect to your stock based compensation arrangements.

Note H. Long-Term Debt, page 57

8.   We note that you entered into an Amended and Restated Secured Promissory Note with ICC which restructured the $5 million note due to ICC in December 2008. In this regard, please tell us how you considered the guidance outline EITF 96-19 in determining the appropriate accounting treatment and whether the amended terms of the promissory note represent an exchange or modification of debt instruments with substantially different terms as defined in EITF 96-19.

9.   We note that you refinanced your note with Freedom Financial with Freedom Holdings in November 2008. Please tell us how you considered the guidance outlined in EITF 96-19 in determining the appropriate accounting treatment and whether the refinancing represented an exchange or modification of debt instruments with substantially different terms as defined in EITF 96-19.

Form 10-Q for the quarter ended June 30, 2009
Statements of Cash Flows, page 6

10.   We note that you present proceeds from issuing debt in the amount of $3,013,586 under financing activities within the statements of cash flows for the quarter ended June 20, 2009. We also note from your disclosure on page 12 that in connection with your acquisition of 10.982 acres of property from Miami-Dade County you closed on the Phase 1 of the acquisition in April 2009 which involved 2.283 acres of the property for a purchase price of $3,348,429 of which $3,013,586 was financed through the Miami-Dade County. In this regard, since you did not receive cash proceeds from issuing the debt but rather financed your acquisition of such property, we do not believe your presentation of this transaction within your investing (excluding the down payment) and financing activities is appropriate. Rather, such amounts should be presented as non-cash investing and financing activity which may disclosed in either narrative format or summarized in a schedule within the notes to the consolidated financial statements. As part of your next response, please confirm your understanding of this matter, and revise future filings accordingly. Refer to the guidance in footnote 6 and paragraph 32 of SFAS No. 95.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief